Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

As at April 30 with comparative to October 31 (millions of Canadian dollars)		2003		2002
ASSETS				
Current				
Cash and cash equivalents	$	**231**	$	194
Accounts receivable		**278**		328
Inventories		**184**		153
Income taxes recoverable		**9**		21
Prepaid expenses		**27**		25
		729		721
Capital assets		**753**		740
Future tax assets		**20**		35
Long-term investments and other *[note 2]*		**228**		267
Goodwill		**765**		779
Total assets	$	**2,495**	$	2,542
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness	$	**7**	$	10
Accounts payable and accrued liabilities		**277**		317
Deferred income		**52**		63
Income taxes payable		**18**		17
Current portion of long-term debt		**10**		13
		364		420
Long-term debt *[note 3]*		**571**		602
Deferred income and other		**53**		59
Future tax liabilities		**55**		51
Minority interest		**64**		56
		1,107		1,188
Shareholders' equity				
Share Capital *[note 5]*		**808**		805
Retained earnings		**551**		543
Cumulative translation adjustment		**29**		6
		1,388		1,354
Total liabilities and shareholders' equity	$	**2,495**	$	2,542

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(millions of Canadian dollars, except per share amounts)	Three months to April 30,		Six months to April 30,	
	2003	2002	**2003**	2002
Net revenues	**$ 458**	$ 448	**$ 898**	$ 866
Direct costs	**(286)**	(281)	**(565)**	(559)
Other operating costs	**(88)**	(81)	**(182)**	(162)
Depreciation and amortization	**(19)**	(21)	**(39)**	(42)
Other income (expense) - net *[note 4]*	**(26)**	(7)	**(26)**	(7)
Equity earnings and investment gains	**(1)**	6	**1**	8
Operating income	**38**	64	**87**	104
Interest expense	**(7)**	(5)	**(15)**	(9)
Dividend and interest income	**2**	2	**5**	4
Minority interest	**(2)**	(1)	**(3)**	(1)
Income before income taxes	**31**	60	**74**	98
Income taxes	**(36)**	(28)	**(55)**	(48)
Net income	**$ (5)**	32	**$ 19**	50
Earnings per share [note 5]				
Basic	**$ (0.03)**	$ 0.22	**$ 0.14**	$ 0.35
Diluted	**$ (0.03)**	$ 0.21	**$ 0.14**	$ 0.34

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(millions of Canadian dollars)	Three months to April 30,		Six months to April 30,	
	2003	2002	**2003**	2002
Retained earnings, beginning of period	**$ 566**	$ 474	**$ 543**	$ 457
Net income	**(5)**	32	**19**	50
Repurchase of shares and options	**(3)**	(2)	**(4)**	(3)
Dividends - cash	**(5)**	(4)	**(5)**	(4)
- stock	**(2)**	(2)	**(2)**	(2)
Retained earnings, end of period	**$ 551**	$ 498	**$ 551**	$ 498

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

1. ACCOUNTING POLICIES

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2. LONG-TERM INVESTMENTS AND OTHER

During the second quarter the Company reduced the carrying value of certain investments to reflect their estimated net realizable value. (see note 4)

The Company's share of earnings of significantly influenced companies and partnerships included in operating income for the period was a net loss of $1 million [2002 - $6].

3. LONG-TERM DEBT

A $66 million reduction in the carrying value of long-term debt since January 2003 was due to the strengthening of the Canadian dollar relative to the US dollar, and the repayment of bank debt. The revaluation of our US$311 million private placement debt resulted in an unrealised foreign exchange gain. As we have designated this debt as a hedge against our net foreign investments, the unrealised foreign exchange gain has been recorded in the cumulative translation adjustment account, offsetting unrealised foreign exchange losses from the translation of net foreign investments.

During the quarter, MDS Proteomics recorded a $3 million gain on the revaluation of a US dollar denominated convertible note. As this debt is not designated as a hedge, the resulting gain has been recorded in other operating costs.

4. OTHER INCOME (EXPENSE) -- NET

During the quarter the Company sold its Oncology Software Solutions ("OSS") business unit for net proceeds of $29 million. A gain of $10 million was recognized on this transaction.

During the quarter, MDS received net proceeds of a lawsuit award totalling $39 million, which has been recorded in other income (expense).

During the quarter, certain of the long-term investees of the Company encountered financial and other difficulties that resulted in significant declines in the value that could be realized in the event of a sale. Because this decline is believed to be other-than temporary, MDS has recorded a provision of $75 million to reduce the carrying value of these investments to an estimate of their net realizable value. This provision was recorded in other income (expense).

5. EARNINGS PER SHARE

(a)

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

  Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments". The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on assumptions consistent with those disclosed in the Company's annual financial statements for the year ended October 31, 2002.

Options granted during the quarter were approximately 27,500 [2002 -- 72,500]. For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

6. INCOME TAXES

The effective tax rate for the quarter was 116%, due principally to the fact that we were unable to record tax benefits on the investment write-downs reported this quarter, as disclosed below:

	Three months ended April 30,
	2003	2002
Combined Canadian federal and provincial tax rate	36%	38%
Increase (decrease) in effective tax rate as a result of:
(Gain) loss on sale of businesses	(5%)	5%
Write-down of investments	76%	- %
Other	1%	2%
	108%	45%
MDS Proteomics loss recorded at future tax rates	8%	2%
Effective income tax rate	116%	47%

7. SUPPLEMENTARY CASH FLOW INFORMATION

8. SEGMENTED INFORMATION

	Three Months ended				Three Months ended
	April 30, 2003				April 30, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$277	$181	$-	$458	$272	$175	$1	$448

Operating income	57	(12)	(7)	38	66	11	(13)	64

Revenues by products and services:
Medical isotopes				80				88
Analytical equipment				70				56
Pharmaceutical research services				127				128
Clinical laboratory services				134				131
Distribution and other				47				44
Proteomics				-				1

	Six Months ended				Six Months ended
	April 30, 2003				April 30, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$540	$358	$-	$898	$512	$352	$2	$866

Operating income	104	-	(17)	87	108	22	(26)	104

Revenues by products and services:
Medical isotopes				158				166
Analytical equipment				135				102
Pharmaceutical research services				247				244
Clinical laboratory services				268				253
Distribution and other				90				99
Proteomics				-				2

Total assets at April 30	$1,906	$387	$202	$2,495	$1,873	$436	$192	$2,501

9. FINANCIAL INSTRUMENTS

MDS is a global company subject to the risk that its earnings and cash flows may be affected by fluctuations in foreign exchange conversion rates. The Company uses foreign exchange forward contracts to manage this foreign exchange risk and purchases forward contracts to hedge a substantial portion of its current and future net US dollar denominated cash inflows.

As of April 30, 2003, the Company had outstanding foreign exchange contracts to sell US$490 million at a weighted average rate of C$1.56 maturing over the next 24 months.

Forward contracts are treated as hedges for accounting purposes. As at April 30, 2003, unrecognized gains on forward contracts accounted for as hedges amounted to $28 million (2002 - $3).

10. CUMULATIVE TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $29 million as at April 30, 2003 exists primarily due to the strengthening of the Canadian dollar against the US dollar.